

August 10, 2020

Fredi Nisan
Chief Executive Officer
GreenBox POS
8880 Rio San Diego Drive, Suite 102
San Diego, California 92108

  Re: GreenBox POS
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed May 15, 2020
    File No. 1-34294

Dear Mr. Nisan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services